UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Akouos, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

00973J101

(CUSIP Number)

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00973J101	13D

1.	Name of Reporting Persons 5AM Ventures V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,153,331 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,153,331 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,331 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 9.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)    This Schedule 13D is filed by 5AM Partners V, LLC (“5AM Partners V”), 5AM Ventures V, L.P. (“5AM V”),  5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab and Dr. Parmar, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)    These shares are held by 5AM V.  Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)    This percentage is calculated based upon 34,382,665 shares of Common Stock, par value $0.0001 per share, outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2020 (the “10-Q”) filed on November 12, 2020 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 00973J101	13D

1.	Name of Reporting Persons 5AM Partners V, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,153,331 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,153,331 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,331 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 9.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)    This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)    These shares are held by 5AM V.  Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)    This calculation is based on 34,382,665 shares of Common Stock, par value $0.0001 per share, outstanding as of October 30, 2020, as reported in the 10-Q.

CUSIP No. 00973J101	13D

1.	Name of Reporting Persons 5AM Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 982,453 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 982,453 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 982,453 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 2.9% (3)
14.	Type of Reporting Person (see instructions) PN

(1)    This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)    These shares are held by 5AM Opportunities.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)    This calculation is based on 34,382,665 shares of Common Stock, par value $0.0001 per share, outstanding as of October 30, 2020, as reported in the 10-Q.

CUSIP No. 00973J101	13D

1.	Name of Reporting Persons 5AM Opportunities I (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 982,453 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 982,453 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 982,453 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 2.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)    This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)    Includes 982,453 shares held by 5AM Opportunities.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)    This calculation is based on 34,382,665 shares of Common Stock, par value $0.0001 per share, outstanding as of October 30, 2020, as reported in the 10-Q.

CUSIP No. 00973J101	13D

1.	Name of Reporting Persons Dr. Kush Parmar
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,135,784 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,135,784 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,135,784 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 12.0% (3)
14.	Type of Reporting Person (see instructions) IN

(1)    This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)    Includes (i) 3,153,331 shares held by 5AM V; and (ii) 982,453 shares held by 5AM Opportunities.  Dr. Rocklage, Schwab and Dr. Parmar, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)    This calculation is based on 34,382,665 shares of Common Stock, par value $0.0001 per share, outstanding as of October 30, 2020, as reported in the 10-Q.

CUSIP No. 00973J101	13D

1.	Name of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,135,784 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,135,784 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,135,784 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 12.0% (3)
14.	Type of Reporting Person (see instructions) IN

(1)    This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)    Includes (i) 3,153,331 shares held by 5AM V; and (ii) 982,453 shares held by 5AM Opportunities.  Schwab, Dr. Rocklage and Dr. Parmar, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)    This calculation is based on 34,382,665 shares of Common Stock, par value $0.0001 per share, outstanding as of October 30, 2020, as reported in the 10-Q .

CUSIP No. 00973J101	13D

1.	Name of Reporting Persons Dr. Scott M. Rocklage
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,153,331 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,153,331 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,331 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 9.2% (3)
14.	Type of Reporting Person (see instructions) IN

(1)    This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)    The shares are held by 5AM V.  Dr. Parmar, Schwab and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)    This calculation is based on 34,382,665 shares of Common Stock, par value $0.0001 per share, outstanding as of October 30, 2020, as reported in the 10-Q.

Explanatory Note:    This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 10, 2020 (the “Original Schedule 13D”) is being filed on behalf of 5AM Partners V, LLC (“5AM Partners V”), 5AM Ventures V, L.P. (“5AM V”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”),  Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab and Dr. Parmar, collectively, the “Reporting Persons”) in respect of the Common Stock, $0.0001 par value per share (“Common Stock”), of Akouos, Inc., a Delaware corporation (the “Issuer” or “Akouos”). This Amendment is being filed by the Reporting Persons to report open market sales of Common Stock on December 29, 2020.  Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.  All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On December 29, 2020, 5AM Ventures V, L.P. sold 358,352 shares of Common Stock and 5AM Opportunities I, L.P. sold 111,648 shares of Common Stock, each in open market transactions for $18.00 per share.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of December 31, 2020:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
5AM V	3,153,331	0	3,153,331	0	3,153,331	3,153,331	9.2%
5AM Partners V (1)	0	0	3,153,331	0	3,153,331	3,153,331	9.2%
5AM Opportunities	982,453	0	982,453	0	982,453	982,453	2.9%
5AM Opportunities GP (2)	0	0	982,453	0	982,453	982,453	2.9%
Dr. Parmar (1)(2)	0	0	4,135,784	0	4,135,784	4,135,784	12.0%
Schwab (1) (2)	0	0	4,135,784	0	4,135,784	4,135,784	12.0%
Dr. Rocklage (1)	0	0	3,153,331	0	3,153,331	3,153,331	9.2%

(1)         Includes 3,153,331 shares of Common Stock held by 5AM V.  Dr. Parmar, Schwab and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(2)         Includes 982,453 shares of Common Stock held by 5AM Opportunities.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)         This calculation is based on 34,382,665 shares of Common Stock, par value $0.0001 per share, outstanding as of October 30, 2020, as reported in the 10-Q.

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 2020

5AM VENTURES V, L.P.

By:	5AM Partners V, LLC,
its	General Partner

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM PARTNERS V, LLC

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM OPPORTUNITIES I, L.P.

By:	5AM Opportunities I (GP), LLC,
its	General Partner

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

5AM OPPORTUNITIES I (GP), LLC

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

/s/ Dr. Kush Parmar
Dr. Kush Parmar

/s/ Dr. Scott M. Rocklage
Dr. Scott Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab